

Mail Stop 3561

April 23, 2018

Via E-mail
Anne L. Bramman
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

  Re: **Nordstrom, Inc.**
     Form 10-K for Fiscal Year Ended February 3, 2018
     Filed March 19, 2018
     File No. 001-15059

Dear Ms. Bramman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 3, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Total Company Results
Return on Invested Capital ("ROIC") (Non-GAAP measure), page 26

1. You include adjustments to arrive at net operating profit that appear to remove your operating lease rent expense under GAAP and replace it with estimated depreciation, as if these leases had met the criteria for capital leases or you had purchased the properties. You also include adjustments to arrive at average invested capital to add an estimated asset base for these operating leases that does not exist on your GAAP balance sheet and remove various lease liabilities. It appears that these adjustments may substitute individually-tailored recognition and measurement methods for those of GAAP. Please remove these adjustments from your non-GAAP measure or tell us how you considered

the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations updated on April 4, 2018 and concluded that these adjustments were appropriate.

2. Please explain in greater detail why you believe ROIC is a useful financial measure for investors in evaluating the efficiency and effectiveness of your use of capital. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

3. Please retitle the net operating profit and net operating profit after tax line items to more accurately describe what they represent and so that they are not confused with being operating profit measures under GAAP. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining